Press Release

Skandia

26 April 2002

Corporate Communications
S-103 50 Stockholm
Sweden
Telephone +46-8-788 10 00
Fax +46-8-788 30 80
www.skandia.se

Office:
Sveavägen 44

INTERIM REPORT
For the period January–March 2002*)

- Sales totalled SEK 31 billion
- The result of operations increased to SEK 860 million (804)
- The operational return was 12%, which is unchanged compared with the full-year 2001
- The profit margin was 8.8%, which is an improvement compared with 7.8% for the fourth quarter of 2001
- The group's operating result was SEK 170 million (-2,543)
- Funds under management increased by 4% during the last 12 months
- Assets under management increased by 3% during the last 12 months
- Borrowings down SEK 2.5 billion. Cash position strong

Comments by Lars-Eric Petersson, President and CEO:

The uncertain market situation we saw in 2001 has stabilized somewhat. However, in many of the world's savings markets, customers are still waiting on the sidelines. Although the financial markets have recovered from the low point following September 11, the recovery has been hesitant due to a number of coinciding economic and market factors.

Naturally, Skandia is affected by the current market conditions, but despite this we see several good signs. Sales have been rising slightly in recent quarters, even though we still have a way to go before we achieve our long-term target levels. Funds under management – our revenue base – continue to increase. Our market shares in the strained US market are recovering, and our financial position is strengthening in accordance with our plans.

In anticipation of clear signs of a market recovery, we continue to focus our business strategy in our core businesses. We are launching new products and strengthening our distribution capacity. Skandia's business model, combined with the underlying need in the market for increased long-term savings, creates conditions for favourable development in the future.

dlw 5/20

*) Does not include Livförsäkringsaktiebolaget Skandia, which is run on a mutual basis. All return measurements for shareholders' equity and net asset value as per March 2002 pertain to moving twelve-month figures. All comparison figures pertain to March 2001 unless stated otherwise.

Skandia Insurance Company Ltd. (publ.)
Domicile: Stockholm, Sweden
Reg. no: 502017-3083

OVERVIEW

Despite lower sales volumes, the result of operations for the group increased by 7% during the first quarter, to SEK 860 million (804), and the operational return was 12%, which is unchanged compared with the full-year 2001. The operating result, which includes financial effects, was SEK 170 million (–2,543).

Sales of unit linked assurance amounted to SEK 22.3 billion (25.8). New sales decreased by 19%. However, sales were higher than in the last two quarters. The result of operations for unit linked assurance increased by 9%, to SEK 955 million (877). The profit margin was 8.8%, which is an improvement compared with the last two quarters.

Sales of mutual fund savings products decreased by 34%, to SEK 7.2 billion. Here, too, however, sales were higher compared with the preceding two quarters. Operations showed a negative result of SEK –58 million, which is attributable to investments in new markets and product development.

Funds under management have increased by 4% during the last twelve months, to SEK 631.9 billion.

The acquisition of Bankhall in the UK was carried out during the first quarter. This operation is included in the accounts as from 5 February 2002. It is expected that the awaited regulatory clearance that is required to complete the sale of Skandia Asset Management can be received during the second quarter of 2002.

In 2001 the operational cash flow in the unit linked assurance operations was positive in the amount of SEK 1 billion, and for the group as a whole it was positive in the amount of SEK 0.1 billion. The underlying cash flow remained positive during the first quarter, and total borrowings decreased by SEK 2.5 billion. As previously announced, our goal – assuming all other factors are unchanged – is to reduce the group's borrowings by approximately SEK 5 billion during the first half of 2002.

INSURANCE AND SAVINGS PRODUCTS

Market and Sales

Unit Linked Assurance

Sales of unit linked assurance decreased by 14%. Sales have increased successively during the last two quarters. New sales decreased by 19% (new sales defined by the industry-wide definition as periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period).

Sales in the USA decreased by 26% in local currency. Following weak market conditions in the last two years, sales have stabilized since the third quarter of 2001. Skandia is the market leader in the independent broker distribution channel. According to preliminary estimates, Skandia continued to improve its total market position during the first quarter as a result of continued renewal of its product offering. The focus on the core variable annuity and mutual fund products entails a considerable increase in Skandia's distribution capacity in the independent brokers segment.

In the British operation, sales decreased by 20% in local currency. New sales decreased by 21%. The sales decline is mainly attributable to the offshore market and single-premium products, while sales of products with annual premium continued to rise.

Sales in Sweden decreased by 7%. Skandia is the market leader and has a balanced product portfolio. New sales decreased by 21%, mainly due to the impact of individual contracts during the preceding year.

In Germany, sales increased by 20% in local currency. The product portfolio built up by Skandia is now contributing to stable sales growth. In Japan, sales increased by 300% in local currency. The increase is attributable to new distribution agreements, which are now having an impact on sales.

Funds under management increased during the last twelve months by 4% to SEK 499 billion. Net flows were positive during the first quarter, while the strengthening of the Swedish krona had a slight negative impact on asset values. Payments to policyholders, expressed as a percentage of assets under management, amounted to 10.5% on a moving 12-month basis (9.8% at year-end 2001). Surrenders accounted for 9.0 percentage points (8.3) of this total, which is within underlying assumptions.

Mutual Fund Savings Products

Following a long period of falling sales in connection with the stock market decline, sales increased by 4% compared with the fourth quarter of 2001, to SEK 7.2 billion. However, sales were down 34% compared with the same period a year earlier.

Sales in the USA have stabilized and were unchanged compared with the fourth quarter of 2001. Compared with the first quarter of 2001, sales were down 57% in local currency. In the UK, sales increased sharply compared with the preceding quarter, to SEK 2.1 billion. Skandia's market share gradually increased during the second half of 2001 in a contracting market. Sales in the German market are showing continued strong development.

Funds under management increased by 12% during the last twelve months, to SEK 111.3 billion. Net flows remained positive during the first quarter, while

exchange rate movements had a slight negative impact on the value of funds under management during the first quarter.

Life Assurance

Sales in Spain decreased as a result of a shift in focus toward unit linked assurance products. Consequently, assets under management decreased from SEK 15.4 billion to SEK 14.3 billion.

Operating Result and Profitability

Unit Linked Assurance

Cost-cutting measures have begun to have an effect, and thus the result for newly written business was higher than during the two preceding quarters. The lower sales volume compared with the first quarter a year earlier had a negative impact on the result. The result for newly written business during the year decreased to SEK 295 million (395).

The profit margin was higher compared with the second half of 2001 in both the USA and the UK, but lower compared with the first quarter of 2001. In Sweden the profit margin remained good. In other markets together the margin fell compared with the first quarter of 2001, mainly due to the sharp rise in sales volume in Japan, which is not yet making a positive earnings contribution.

Despite lower sales volumes, the result of operations increased by 9% compared with a year earlier, to SEK 955 million (877). Once again, the outcome compared with operative assumptions made a positive contribution to the result, which is an expression of the conservative assumptions used in pricing products.

Mutual Fund Savings Products

The result was SEK –58 million (13). The result decline is mainly due to acquisition costs in connection with the growth in sales of products with a term extending over several years in new markets, such as Germany. These costs are not deferred. The increase in sales of these products is making a positive contribution to future earnings. The result was also charged with development costs.

Life Assurance

The result for life assurance was SEK 59 million (34).

BUSINESSES

It is expected that the awaited regulatory approval that is required to complete the sale of Skandia Asset Management can be received during the second quarter of 2002. The result for the day-to-day business was SEK 8 million (2). SkandiaBanken's result decreased to SEK 8 million (27), mainly due to strong expansion, which requires greater investments in infrastructure. Skandia-Banken grew its customer base during the first quarter by 42,000, to 1,163,000 customers. SkandiaNetline's result improved to SEK 7 million (-13). The result was charged with development costs for the banking operation in Switzerland and costs for the group's Global Business Development unit.

The investment income generated by the group's treasury unit improved. The market risk associated with the parent company's investments has decreased.

Group Expenses

Group expenses comprise management and structural costs. Goodwill amortization has been allocated to the respective business units.

Exchange Rate Effects

Currency movements had a slight negative impact during the period. Sales were affected by SEK 55 million and the operating result for the group by SEK 3 million, after recalculation to lower average exchange rates compared with the full-year 2001. Total assets decreased by SEK 45 billion during the year as a result of currency movements.

BALANCE SHEET AND NET ASSET VALUE

Skandia's financial position strengthened during the first quarter. Borrowings decreased, and liquidity is good. Unutilized credit facilities amounted to SEK 9.1 billion.

During the first quarter the acquisition of Bankhall was carried out in the UK, leading to an increase in goodwill of SEK 3.0 billion. In connection with the acquisition, as previously announced, a management buyout was conducted of the accompanying IT business, Lynx plc, with financial support to be provided by Skandia for a maximum period of three years.

Skandia now owns 19% of If, which means that If is no longer reported in accordance with the equity method. In connection with this, If's continuing result is no longer included in Skandia's result. If is therefore reported in the balance sheet as an investment asset valued at SEK 2.8 billion. The book value of If on the balance sheet is lower than Skandia's share of If's net asset value.

Net asset value amounted to SEK 37.2 billion (SEK 37.2 billion at year-end 2001). Capital employed in the group, which in addition to net asset value

consists of borrowings to finance investments in subsidiaries, amounted to SEK 52.4 billion (51.5).

Borrowing and Liquidity

In 2001 the operational cash flow in the unit linked assurance operations was positive in the amount of SEK 1 billion, and for the group as a whole it was positive in the amount of SEK 0.1 billion. The underlying cash flow remained positive during the first quarter, and total borrowings decreased by SEK 2.5 billion. As previously announced, our goal – assuming all other factors are unchanged – is to reduce the group's borrowings by approximately SEK 5 billion during the first half of 2002. Subordinated loans totalling approximately SEK 700 million were floated.

Stockholm, 26 April 2002
Lars-Eric Petersson
President and CEO

For questions, please contact:
Jan Erik Back, Chief Financial Officer, tel. +46-8-788 3720
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643
Michael Wolf, Chief Investment Officer, tel. +46-8-788 4559

This interim report has been prepared in conformity with the guidelines of the Swedish Financial Supervisory Authority and Recommendation RR20 of the Swedish Financial Accounting Standards Council. Aside from an adaptation to new accounting recommendations of the Swedish Financial Accounting Standards Council, which took effect on 1 January 2002, the interim report has been prepared in accordance with the same accounting principles as in the 2001 Annual Report. The new recommendations have not had any material impact on the group's profit and loss account or balance sheet.

Financial calendar:
14 May 2002, April sales release
8 August 2002, interim report January–June
30 October 2002, interim report January–September

Skandia's published financial reports are available on Skandia's website: www.skandia.com. Skandia's website also provides links to the webcast of the conference call on Friday, 26 April 2002. In addition to the interim report, Skandia has also published the document *Financial Supplement Q1* on www.skandia.com, under Investor Relations/Reports and Events/Interim Reports.

GROUP OVERVIEW

SEK million	2002 March	2001 March	2001 Dec.	Moving 12-month figures 2002 March
Sales				
Unit linked assurance	22,285	25,827	93,502	89,960
Mutual funds	7,228	11,001	34,831	31,058
Life assurance	247	344	1,278	1,179
Direct sales of funds [1]	1,064	650	3,781	4,195
Businesses	126	107	414	433
Total sales	**30,950**	**37,929**	**133,804**	**126,825**
Result summary				
Unit linked assurance	955	877	4,341	4,419
Mutual funds	-58	13	-28	-99
Life assurance	59	34	111	136
Businesses	13	-19	41	73
Group expenses	-109	-101	-469	-477
Result of operations	**860**	**804**	**3,996**	**4,052**
Financial effects unit linked assurance	-690	-3,347	-5,085	-2,428
Operating result [2]	**170**	**-2,543**	**-1,089**	**1,624**
Assets under management, SEK billion	1,001	973	1,013	
Funds under management, SEK billion	632	609	638	
Net asset value, SEK billion [3]	37	36	37	
Shareholders' equity, SEK billion	21	21	21	
Total assets, SEK billion	605	579	611	
Operational return on net asset value % [3,4]	12	18	12	
Return on adjusted net asset value, % [3,4]	5	9	-2	
Return on shareholders' equity, % [3,4]	1	10	0	
Per-share data				
Operating result per share before dilution, SEK [5]	0.17	-2.92	-2.06	
Earnings per share before dilution, SEK [3,5]	0.16	-0.20	-0.05	
Earnings per share after dilution, SEK [3,5]	0.15	-0.20	-0.05	
Net asset value per share, SEK	36.31	34.95	36.38	
Shareholders' equity per share, SEK	20.03	20.37	20.07	

[1] Direct sales of funds for 2001 have been recalculated due to the sale of Skandia Asset Management (SAM).

[2] The holding in If now amounts to 19 %, which means that If is no longer reported in accordance with the equity method. For the sake of comparison, earlier periods have also been adjusted accordingly. The operating result for If for these periods amounted to SEK - 445 million as per March 2001 and SEK 1,015 million as per Dec. 2001.

[3] For definition, see page 16.

[4] All return measurements for shareholders' equity and net asset value pertain to moving twelve-month figures.

[5] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

GROUP OVERVIEW - QUARTERLY ANALYSIS

SEK million	2002 Q 1	2001 Q 4	2001 Q 3	2001 Q 2	2001 Q 1
Sales					
Unit linked assurance	22,285	21,708	20,522	25,445	25,827
Mutual funds	7,228	6,975	7,031	9,824	11,001
Life assurance	247	381	238	313	344
Direct sales of funds	1,064	578	587	1,966	650
Businesses	126	106	93	108	107
Total sales	**30,950**	**29,748**	**28,471**	**37,656**	**37,929**
Result summary					
Unit linked assurance	955	1,379	736	1,349	877
Mutual funds	-58	-18	-42	19	13
Life assurance	59	25	28	24	34
Businesses	13	-3	6	57	-19
Group expenses	-109	-133	-124	-111	-101
Result of operations	**860**	**1,250**	**604**	**1,338**	**804**
Financial effects unit linked assurance	-690	2,347	-4,342	257	-3,347
Operating result	**170**	**3,597**	**-3,738**	**1,595**	**-2,543**

CHANGE IN FUNDS UNDER MANAGEMENT
UNIT LINKED ASSURANCE

SEK million	2002 3 mos.	% of assets at start of year	2001 12 mos.	% of assets at start of year
Unit linked assurance at start of year	**503,671**		**500,993**	
Sales	22,285	4.4%	93,502	18.7%
Withdrawals	-13,731	-2.7%	-49,010	-9.8%
Change in value	-738	-0.1%	-85,472	-17.1%
Currency effects	-12,450	-2.5%	43,658	8.7%
Unit linked assurance at end of period	**499,037**	**- 0,9%**	**503,671**	**+ 0,5%**

MUTUAL FUNDS

SEK million	2002 3 mos.	% of assets at start of year	2001 12 mos.	% of assets at start of year
Savings in mutual funds at start of year	**113,268**		**107,591**	
Sales	7,228	6.4%	34,831	32.4%
Withdrawals	-4,766	-4.2%	-21,837	-20.3%
Change in value	-1,502	-1.3%	-16,910	-15.7%
Currency effects	-2,909	-2.6%	9,593	8.9%
Savings in mutual funds at end of period	**111,319**	**- 1,7%**	**113,268**	**+ 5,3%**

TOTAL FUNDS UNDER MANAGEMENT

SEK million	2002 3 mos.	2001 12 mos.
Unit linked assurance	499,037	503,671
Mutual funds	111,319	113,268
Directly distributed funds	21,579	20,686
Funds under management	**631,935**	**637,625**

TRADING ANALYSIS, UNIT LINKED ASSURANCE

SEK million	2002 3 mos.	2001 3 mos.	2001 12 mos.
Total annualized new sales [1]	3,339	4,099	15,038
Present value of new business for the year	295	395	1,381
Return on value of contracts in force from previous years	777	625	3,095
Outcome compared with operative assumptions	133	120	361
Change in operative assumptions	-11	-29	600
Value-added from operations	**1,194**	**1,111**	**5,437**
Business start-ups and other overheads	-26	-17	-180
Financing costs	-213	-217	-916
Result of operations, unit linked assurance	**955**	**877**	**4,341**
Financial effects [2]	*-690*	*-3,347*	*-5,085*
Operating result, unit linked assurance	**265**	**-2,470**	**-744**
Profit margin, new sales [3]	**8.8%**	**9.6%**	**9.2%**

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

[2] The effect on the present value of future revenues attributable to the fact that the change in financial markets differs from assumptions on fund growth and interest rates.

[3] Present value of new business for the year in relation to total annualized new sales.

INCOME AND EXPENSE ANALYSIS UNIT LINKED ASSURANCE

SEK million	2002 3 mos.	2001 3 mos.	2001 12 mos.
Gross contribution	2,564	2,476	11,845
Acquisition costs*	-1,925	-1,914	-8,289
Administrative expenses	-614	-618	-2,698
Change in deferred acquisition costs	448	446	830
Technical result	**473**	**392**	**1,688**
Investment income	68	62	466
Financing costs	-213	-217	-916
Change in surplus value of unit linked business in force	-63	-2,707	-1,982
Operating result, unit linked	**265**	**-2,470**	**-744**

NEW SALES AND PROFIT MARGIN, UNIT LINKED ASSURANCE PER GEOGRAPHIC AREA

	Annualized new sales			Present value of new business for the year			Profit margin, new sales		
SEK million	2002 3 mos.	2001 3 mos.	2001 12 mos.	2002 3 mos.	2001 3 mos.	2001 12 mos.	2002 3 mos.	2001 3 mos.	2001 12 mos.
USA	906	1,136	4,219	-23	7	-57	-2.5%	0.6%	-1.4%
UK	1,129	1,361	5,065	127	150	507	11.2%	11.0%	10.0%
Sweden	811	1,022	3,539	139	146	631	17.1%	14.3%	17.8%
Other markets	493	580	2,215	52	92	300	10.5%	15.9%	13.5%
Total	**3,339**	**4,099**	**15,038**	**295**	**395**	**1,381**	**8.8%**	**9.6%**	**9.2%**

STATEMENT OF CASH FLOWS

SEK billion	2002 3 mos.	2001 3 mos.	2001 12 mos.
Cash flow from operating activities [1]	0.0	-0.1	0.1
Cash flow from investment operations [2] [3]	3.0	0.8	-4.8
Cash flow from financing activities [4]	-3.0	0.1	6.0
Net cash flow for the period	0.0	0.8	1.3
Liquid assets at the start of the period	4.6	3.1	3.1
Exchange rate differences in liquid assets	-0.2	0.2	0.2
Liquid assets at the end of the period	4.4	4.1	4.6

[1] The underlying cash flow from operating activities is positive but was offset by the fact that certain new receivables during the period have not yet fallen due for payment.

[2] Purchases and sales of investment assets, which are a natural element of an insurance company's operations, are reported as cash flow from investments in operations. Cash flow has been affected by the direct yield from investments, but not by the changes in value these have had.

[3] Pertains to payment for the acquisition of Bankhall, payment from the sale of If and sale of investment assets.

[4] Pertains to repayment of loans.

NET ASSET VALUE

SEK million	2002 31 March	2001 31 Dec.
Shareholders' equity	20,506	20,538
Deferred taxes, net	4,700	4,346
Surplus value of unit linked business in force after deferred tax	11,880	12,249
Other surplus values	79	103
Net asset value	37,165	37,236
Subordinated loans	906	214
Risk-bearing capital	38,071	37,450

CHANGE IN NET ASSET VALUE AND SHAREHOLDERS' EQUITY [1)]

SEK million	Net asset value 2002 31 March	Shareholders' equity 2002 31 March	Shareholders' equity 2001 31 March
Opening balance	37,236	20,538	20,749
Result before taxes	170	233	-281
Income taxes	171	-79	84
Change in surplus value of bonds	-22	-	-
Deferred tax on surplus value of unit linked business in force	-46	-	-
Dividend	-	-	-
Translation differences	-350	-192	303
Minority interests	6	6	-3
Closing balance	37,165	20,506	20,852

[1)] Distributable earnings in April 2002 will decrease by a total of SEK 307 million as a result of the approved dividend.

PROFIT AND LOSS ACCOUNT

SEK million	2002 3 mos.	2001 3 mos.	2001 12 mos.
Technical account, property & casualty insurance business			
Premiums earned, net of reinsurance	105	99	398
Allocated investment return transferred from the non-technical account	10	10	41
Claims incurred, net of reinsurance	-68	-70	-248
Operating expenses	-32	-24	-135
Technical result, property & casualty insurance business	**15**	**15**	**56**
Technical account, life assurance business			
Premiums written, net of reinsurance	22,143	25,607	92,982
Investment income, including unrealized changes in value	2,173	-55,633	-68,579
Claims incurred, net of reinsurance	-13,403	-12,257	-48,798
Change in other technical provisions where the investment risk is borne by the life assurance policyholders	-8,817	42,283	29,209
Operating expenses [1]	-2,021	-2,015	-9,889
Change in CARVM offset [1]	-196	1,268	3,251
Other technical provisions	655	1,173	3,623
Technical result, life assurance business	**534**	**426**	**1,799**
Non-technical account			
Investment income, including unrealized changes in value [2]	79	-5	370
Financing costs	-186	-194	-775
Mutual funds	-56	15	-19
Other operations [2]	6	24	-5
Amortization of goodwill	-50	-26	-117
Structural costs	-20	-12	-94
Group expenses	-89	-79	-322
Share in result of If	-	-445	-1,015
Pre-tax result	**233**	**-281**	**-122**
Paid and deferred tax	-79	84	64
Minority interests in result for the period	6	-3	3
Result for the period	**160**	**-200**	**-55**

Key ratios

Average number of shares before dilution, millions	1,024	1,024	1,024
Average number of shares after dilution, millions [3]	1,029	1,027	1,024
Earnings per share before dilution, SEK [5]	0.16	-0.20	-0.05
Earnings per share after dilution, SEK [4,5]	0.15	-0.20	-0.05
Direct yield, %	0.3	0.8	2.7
Total return, %	0.4	-1.0	1.5

[1] *In the US operations, DAC is carried net of the "CARVM offset", representing the approximate present value* of surrender charges which could be payable if all contracts were surrendered today. Surrender charges, and consequently the CARVM offset, are primarily affected by account values, and thus a reduction in account value reduces the CARVM offset.

[2] Comparison figures for 2001 have been recalculated so that SkandiaBanken includes Skandia Marketing.

[3] Data on the number of shares after dilution takes into account Skandia's stock option programme for the years 2000-2002.

[4] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

[5] Earnings per share are calculated as the result for the period divided by the average number of shares outstanding.

OPERATING RESULT

SEK million

2002 3 mos.	Unit linked assurance	Mutual funds	Life assurance	Businesses	Group admin. exp.	P&C insurance	Operating result
Technical result							
P&C insurance				5		10	15
Life assurance	473		61				534
Non-technical result							
Investment income	68			21		-10	79
Financing costs	-213	-2		29			-186
Change in surplus							0
value of unit linked							0
business in force	-63						-63
Mutual funds		-56					-56
Other businesses				6			6
Amortization	–				—		0
of goodwill		–	-2	-48			-50
Structural costs					-20		-20
Group expenses					-89		-89
Operating result	**265**	**-58**	**59**	**13**	**-109**	**0**	**170**
Of which, change in surplus value of unit linked business in force	63						63
Pre-tax result	**328**	**-58**	**59**	**13**	**-109**	**0**	**233**

2001 3 mos.	Unit linked assurance	Mutual funds	Life assurance	Businesses	Group admin. exp.	P&C insurance	Operating result
Technical result							
P&C insurance				5		10	15
Life assurance	392		34				426
Non-technical result							
Investment income [1]	62			-57		-10	-5
Financing costs	-217	-2		25			-194
Change in surplus value of unit linked business in force	-2,707						-2,707
Mutual funds		15					15
Other businesses [1]				24			24
Amortization of goodwill				-16	-10		-26
Structural costs					-12		-12
Group expenses					-79		-79
Operating result	**-2,470**	**13**	**34**	**-19**	**-101**	**0**	**-2,543**
Of which, change in surplus value of unit linked business in force	2,707						2,707
Investment income, share in result of If						-445	-445
Pre-tax result	**237**	**13**	**34**	**-19**	**-101**	**-445**	**-281**

[1] Comparison figures for 2001 have been recalculated so that SkandiaBanken includes Skandia Marketing.

BALANCE SHEET SUMMARY

SEK billion Assets	2002 31 Mar.	2001 31 Dec.
Intangible assets	4.4	1.3
Investments in If, etc.	0.0	4.5
Investments [3]	24.8	26.3
Investments, unit linked assurance	499.0	503.7
Reinsurers' share of technical provisions [1]	16.8	17.9
Assets in bank operations and finance companies	35.0	32.4
Debtors	5.5	4.4
Tangible assets	0.8	0.8
Cash at bank and in hand	4.4	4.6
Other assets	0.0	0.5
Deferred acquisition costs [1,4]	13.0	13.1
Other prepayments and accrued income	1.5	1.1
Assets	**605.2**	**610.6**

Shareholders' equity, provisions and liabilities	2002 31 Mar.	2001 31 Dec.
Shareholders' equity	20.5	20.5
Minority interests	0.1	0.0
Subordinated loans [2]	0.9	0.2
Technical provisions [1]	21.1	22.1
Provisions, unit linked assurance [1]	483.3	487.1
Liabilities in bank operations and finance companies [2]	32.4	29.5
Deferred tax liability	5.3	4.7
Borrowings [2]	14.2	17.3
Deposits from reinsurers	17.9	19.0
Other creditors	6.5	6.7
Reinsurers' share of deferred acquisition costs [1]	0.6	0.6
Other accruals and deferred income	2.4	2.9
Shareholders' equity, provisions and liabilities	**605.2**	**610.6**

[1] Technical provisions, net, after deducting deferred acquisition costs

	2002 31 Mar.	2001 31 Dec.
Life assurance	13.2	14.2
Unit linked assurance	461.0	463.7
Property & casualty insurance	1.0	0.9
Total	**475.2**	**478.8**

[2] Group borrowings, excl. subordinated loans in Skandia Insurance Company Ltd.

	2002 31 Mar.	2001 31 Dec.
Borrowings as per balance sheet, including subordinated loans	15.1	17.5
Additional borrowings by finance companies and bank operations	0.0	0.1
Borrowings, gross	**15.1**	**17.6**
Less: subordinated loans in Skandia Insurance Company Ltd.	-0.9	-0.2
Borrowings, net	**14.2**	**17.4**

[3] Investments, current value

	2002 31 Mar.	2001 31 Dec.
Investments as per balance sheet	24.8	26.3
Recalculation to current value	0.4	0.7
Cash at bank and in hand	4.4	4.6
Securities settlement claims, net	0.0	0.5
Accrued interest income	0.4	0.3
Debt derivatives	-0.1	-0.1
Total	**29.9**	**32.3**
Of which:		
Investments, life assurance	14.3	15.4
Investments, unit linked assurance	8.2	8.9
Investments, mutual funds	0.9	0.8
Other investment assets	6.1	3.5
Deposit for the acquisition of Bankhall	0.0	3.2
Currency derivatives	0.4	0.5
Deposits with ceding undertakings	0.0	0.0
Total	**29.9**	**32.3**

[4] Deferred acquisition costs

	2002 31 Mar.	2001 31 Dec.
Deferred acquisition costs before CARVM offset	21.8	21.9
*CARVM offset**	-8.8	-8.8
Total	**13.0**	**13.1**

* See page 12, note 1 for explanation.

RESULT OF OPERATIONS, BUSINESSES

SEK million	2002 3 mos.	2001 3 mos.	2001 12 mos.
SkandiaBanken	8	27	79
Global Business Development	-22	0	-13
Group Treasury	60	-21	96
Asset Management	8	2	17
Nordline	7	-13	15
Finance companies	3	4	9
Other [1]	-51	-18	-162
Total	**13**	**-19**	**41**

[1] Includes start-up costs for Skandia Finanz, Skandia's new bank in Switzerland.
A banking licence was received in July 2001, and business is scheduled to commence during 2002.

GROUP EXPENSES

SEK million	2002 3 mos.	2001 3 mos.	2001 12 mos.
Amortization of goodwill	-	-10	-53
Structural costs	-20	-12	-94
Joint-group management expenses	-89	-79	-322
Total	**-109**	**-101**	**-469**

EXCHANGE RATES

SEK	2002 31 Mar.	2001 31 Dec.	2001 30 Sept.	2001 30 June	2001 31 Mar.
EUR Closing rate	9.04	9.33	9.72	9.22	9.15
EUR Average rate	9.14	9.29	9.22	9.08	9.00
GBP Closing rate	14.75	15.32	15.68	15.31	14.82
GBP Average rate	14.98	15.01	14.91	14.69	14.22
USD Closing rate	10.36	10.58	10.67	10.89	10.39
USD Average rate	10.51	10.43	10.37	10.26	9.74
JPY Closing rate	0.078	0.081	0.090	0.087	0.083
JPY Average rate	0.079	0.086	0.086	0.085	0.083

Average rates indicate the average rates for the period 1 January through the respective book-closing dates in 2002 and 2001.

Glossary

Adjusted net asset value: Net asset value after deduction for net deferred taxes.

Annualized new sales: Periodic premiums recalculated to full-year figures, plus 1/10 of single premiums during the period.

Capital employed: Net asset value, borrowings for investments in subsidiaries, and minority interests.

Financial effects: The effect on the present value of future fees caused by the deviation of the financial market trend from assumptions on fund growth and interest rates.

Funds under management: Assets under management for unit linked assurance and mutual funds.

Gross contribution: Unit linked assurance fees after deduction of necessary actuarial reserves.

Net asset value: Shareholders' equity as per the balance sheet, net deferred tax liability, surplus values of unit linked business in force after deducting deferred tax, and unrealized changes in the value of fixed-income securities.

Operating result: Pre-tax result plus changes in surplus values of unit linked business in force.

Premiums earned: The portion of premium income attributable to the period, i.e., premiums written less reinsurance premiums, adjusted for the portion of premiums not yet earned.

Premiums written: Total premiums received during the period or taken up as a receivable at the end of the period.

Result of operations: Operating result before financial effects in unit linked assurance.

Surplus value of unit linked business in force: The present value of calculated future surpluses from the annual fees paid by policyholders for contracts in force. The group's operating result includes the change in these surplus values for the period.

Technical result, life assurance: The balance on the technical account for life assurance, including direct investment income and changes in value of investments transferred from the non-technical account.

Technical result, property & casualty insurance: Premiums earned less claim costs and operating expenses, plus the investment return transferred from the non-technical account.

Value-added from operations (unit linked assurance): Result of operations excluding financing costs, costs for business start-ups and other overheads.

Key Ratios

Direct yield: Direct investment income (before deducting administrative expenses) as a percentage of a weighted average of the current value of investments.

Earnings per share: The result for the period divided by the average number of shares outstanding.

Operational return on net asset value: The result of operations for the last 12-month period in relation to average net asset value adjusted for investments in associated companies.

Profit margin: Present value of new business for the year in relation to total annualized new sales.

Return on adjusted net asset value: Operating result for the last 12-month period plus other changes in surplus values, less current and deferred tax and minority interests, in relation to adjusted average net asset value.

Return on shareholders' equity: Result for the last 12-month period in relation to average shareholders' equity.

Total return: The sum of direct investment income (before deducting administrative expenses) and realized and unrealized changes in value, as a percentage of a weighted average of the current value of investments.